April 18, 2019

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Athene Annuity and Life Company (“Registrant”)
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-225544

Commissioners:
In accordance with Rule 461 under the Securities Act of 1933, the Registrant and Athene Securities, LLC (“Underwriter”), as principal underwriter of the insurance contracts that are the subject of the above-referenced Registration Statement, each hereby requests that the Commission declare the Registration Statement effective at 4:15 p.m. Eastern Daylight Savings Time on May 1, 2019, or as soon as practicable thereafter.

To our knowledge no copy of the preliminary prospectus has been distributed to any prospective investors.

Sincerely,

ATHENE ANNUITY: Athene Annuity and Life Company	UNDERWRITER: Athene Securities, LLC
By: /s/ Ryan Berends Name: Ryan Berends Title: Vice President, Product Development Date: 4/18/19	By: /s/ Chad M. Batterson Name: Chad M. Batterson Title: President and FINOP Date: 4/18/19

cc:    Sally Samuel